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                                                                 Exhibit 12.0


   COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

BostonFed Bancorp, Inc.'s ratios of earnings to fixed charges (excluding interest on deposits) for the five years ended December 31, 1999 and the nine months ended September 30, 2000 and 1999 were as follows:

                                                                                     NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                         ------------------------------------------  -----------------
                                          1999     1998     1997     1996     1995    2000     1999
                                         ------   ------   ------   ------   ------   ------   ------
Income before income taxes ...........   13,513   12,772   12,560    5,020    1,951   11,408   10,100
                                         ------   ------   ------   ------   ------   ------   ------
Fixed charges:
   Interest expense ..................   47,208   42,557   37,129   28,891   23,552   40,638   34,822
   Interest factor of rental expense .      473      419      393      365      353      427      349
                                         ------   ------   ------   ------   ------   ------   ------
      Fixed charges ..................   47,681   42,976   37,522   29,256   23,905   41,065   35,171
Less: interest expense on deposits ...   25,872   24,096   19,176   12,698   15,123   23,303   19,046
                                         ------   ------   ------   ------   ------   ------   ------
      Net fixed charges ..............   21,809   18,880   18,346   16,558    8,782   17,762   16,125
                                         ------   ------   ------   ------   ------   ------   ------
Earnings, excluding interest
   on deposits .......................   35,322   31,652   30,906   21,578   10,733   29,170   26,225
                                         ======   ======   ======   ======   ======   ======   ======

Ratio of earnings, excluding interest
   on deposits, to net fixed charges
   (1) ...............................     1.62     1.68     1.68     1.30     1.22     1.64     1.63
Earnings, including interest
   on deposits .......................   61,194   55,748   50,082   34,276   25,856   52,473   45,271
                                         ======   ======   ======   ======   ======   ======   ======
Ratio of earnings, including interest
   on deposits, to net fixed charges
   (2) ...............................     1.28     1.30     1.33     1.17     1.08     1.28     1.29


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(1)    For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

(2) For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.